UNITED STATESSECURITIES
AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OFTHE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File No. 000-30972

BRADNER VENTURES LTD.
(Translation of registrant’s name into English)

Suite 1925, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [ X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 —

Bradner Ventures Ltd.
(A Development Stage Company)

Interim Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

May 31, 2004

LANCASTER & DAVID Chartered Accountants	Incorporated Partners David E. Lancaster, C.A. Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim balance sheet of Bradner Ventures Ltd. as at May 31, 2004 and the interim statements of loss and deficit and cash flows for the three month and six month periods ended May 31, 2004 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

/s/ Lancaster & David

CHARTERED ACCOUNTANTS

Vancouver, BC
July 14, 2004

Vancouver Office - Suite 510, 701 West Georgia Stret, PO Box 1013, Vancouver, BC, Canada, V7Y 1C6 Facsimile: 604.602.0867
New Westminster Office - Suite 404, 960 Quayside Drive, New Westminster, BC, Canada, V3M 6G2 Facsimile: 604.524.9837
Telephone: 604.717.5526                Email: admin@lancasteranddavid.ca

Bradner Ventures Ltd.
(A Development Stage Company)
Interim Balance Sheets
(Expressed in Canadian dollars)

		(Audited)
ASSETS
Current Assets
Cash	12,538	222
Accounts receivable	1,738	92

Total Assets	14,276	314

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts payable and accrued liabilities	73,795	22,144
Due to related party	25,000	40,021

	98,795	62,165

Stockholders' Deficit
Capital Stock (Note 2)
Authorized: 75,000,000 common shares, without par value
25,000,000 preferred shares, without par value
Issued: 5,291,284 common shares (November 30, 2003 - 5,291,284)	4,029,498	4,029,498
Deficit Accumulated During the Development Stage	(4,114,017)	(4,091,349)

Total Stockholders' Deficit	(84,519)	(61,851)

Total Liabilities and Stockholders' Deficit	14,276	314

Approved on behalf of the Board:

/s/ Richard Coglon	/s/ Randy Buchamer
Director	Director

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Interim Statements of Operations
(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception)	Three months ended May 31,		Six months ended May 31,
	to May 31, 2004 $	2004 $	2003 $	2004 $	2003 $
EXPENSES
Amortization		2,095	--	--	--
Bad debts		248	--	--	--
Bank charges and interest (recovery)	62,903	28	55	134	(2,294)
Consulting and secretarial	205,016	--	--	--	--
Finders' fees		180,727	--	--	--
Management fees		337,781	--	--	--
Mineral property expenses	50,620	--	--	--	--
Office and miscellaneous	117,547	240	1,647	344	3,318
Professional fees	686,090	8,999	13,866	10,894	14,691
Shareholder information (recovery)	85,047	(248)	1,350	2,907	1,350
Transfer agent and regulatory fees	150,187	5,006	3,083	8,382	3,660
Travel and promotion		76,952	--	--	--
Write-down of mineral property		1,456,807	--	--	--

	3,412,020	14,025	20,001	22,661	20,725

OTHER ITEMS
Interest income	(25,440)	--	--	--	--
Gain on settlement of debt	(1,303)	--	--	--	--
Gain on option	(1,187,500)	--	--	--	--
Foreign exchange (gain) loss	(1,728)	7	10	7	18
Loss on sale of capital assets	344	--	--	--	--
Loss on sale of long-term investment	630,397	--	--	--	--
Write-down of advances to affiliate	637,768	--	--	--	--
Write-down of long-tem investment	649,459	--	--	--	--

	701,997	7	10	7	18

Net Loss for the Period	(4,114,017)	(14,032)	(20,011)	(22,668)	(20,743)

Net Loss Per Share		(0.00)	(0.00)	(0.00)	(0.00)

Weighted Average Shares Outstanding		5,291,284	5,291,284	5,291,284	5,291,284

The accompanying notes are an integral part of these interim financial statements

Bradner Ventures Ltd.
(A Development Stage Company)
Interim Statements of Cash Flows
(Expressed in Canadian dollars)

	Accumulated from June 22, 1983 (Date of Inception)	Six months ended May 31,
	to May 31, 2004 $	2004 $	2003 $
NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES:
OPERATING
Net loss for the period	(4,114,017)	(22,668)	(20,743)
Adjustments to reconcile net loss to net cash used in
operating activities:
Amortization	2,095	--	--
Bad debts	248	--	--
Finders' fees	114,932	--	--
Gain on debt settlement	(1,303)	--	--
Gain on option	(1,187,500)	--	--
Loss on sale of capital assets	344	--	--
Loss on sale of investments	630,397	--	--
Write-down of advances to affiliate	637,768	--	--
Write-down of mineral property	1,468,807	--	--
Write-down of long-term investment	649,459	--	--
Decrease (increase) in accounts receivable	(1,986)	(1,646)	(1,299)
Decrease (increase) in prepaid expenses	--	--	500
Increase (decrease) in accounts payable and accrued
liabilities	535,663	51,651	9,354
Increase (decrease) in due to related parties	(15,021)	(15,021)	10,018

Net cash used in operating activities	(1,280,114)	12,316	(2,170)

FINANCING
Advances to affiliate	(224,042)	--	--
Capital stock issued for cash	3,169,522	--	--

Net cash flows provided by financing activities	2,945,480	--	--

INVESTING
Purchase of capital assets	(3,038)	--	--
Expenditures on mineral properties	(1,121,172)	--	--
Proceeds from disposal of capital assets	600	--	--
Purchase of investments	(310,025)	--	--
Advances to affiliate	(584,304)	--	--
Proceeds on disposal of investments	365,111	--	--

Net cash flows used in investing activities	(1,652,828)	--	--

NET CASH INFLOW (OUTFLOW)	12,538	12,316	(2,170)
CASH, BEGINNING OF PERIOD	--	222	2,679

CASH, END OF PERIOD	12,538	12,538	509

The accompanying notes are an integral part of these interim financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 22, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations. The Company’s common shares are listed on the OTC Bulletin Board under the trading symbol “BVLTF”. The Company is a development stage company and accordingly, the statement of operations and cash flows include a total of all expenditures and other income and expenses since inception, June 22, 1983 to May 31, 2004.

These financial statements have been prepared in accordance with generally accepted accounting principles on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency of $84,519 at May 31, 2004 and has accumulated $4,114,017 of losses since inception, which raises substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company’s ability to complete equity financings or generate profitable operations in the future. Management’s plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

2. RELATED PARTY TRANSACTIONS

On January 8, 2004, a director of the Company advanced $25,000 to the Company. The advance is unsecured, non-interest bearing and has no specific terms of repayment. All related party transactions are in the normal course of operations and are measured at the exchange amount.

3. CAPITAL STOCK

	Number of Common Shares	Amount

Authorized
75,000,000 common shares without par value
25,000,000 preferred shares without par value
Issued
As at November 30, 2003 and May 31, 2004	5,291,284	$4,029,498

	Number of Shares	Exercise Price	Expiry Date

Options	50,000	US $ 0.15	June 26, 2011

        During the six-month period ended May 31, 2004, 125,000 warrants exercisable at US $0.25 expired.

4. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

5. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the seeking and identification of suitable business opportunities or business combinations in Canada.

6. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management (“BLM”), the Company was advised that a Notice of Record of Non-compliance, relating to land reclamation, was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US $12,078 (CAD $17,875) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

To date, no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US $12,078 (CAD $17,875). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

7. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) and in SEC Regulation S-X are described and quantified below.

a) Stock-based Compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 (“APB 25”) rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. The Company has elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123. For the six month period ended May 31, 2004 and the year ended November 30, 2003, the application of Canadian GAAP conforms with United States GAAP requirements for reporting stock-based compensation under APB 25 adopting the disclosure requirements of SFAS 123.

b) New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standard if currently adopted could have a material effect on the accompanying financial statements.

There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

BRADNER VENTURES LTD.

Form 51-102F1

MANAGEMENT’S DISCUSSION & ANALYSIS
For the Quarter ended May 31, 2004

The following discussion and analysis of our financial condition and results of operations for the three month period ended May 31, 2004 and the three years ended November 30, 2003 should be read in conjunction with our consolidated financial statements and related notes included in this quarterly report and those in our annual report. Our financial statements included in this quarterly report were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in our annual report to U.S. GAAP, see Note 9 to the financial statements in our annual report.

Except as otherwise noted, the amounts included in the following discussion are expressed in Canadian dollars.

We are a Foreign Private Issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the three years ended November 30, 2003 has been extracted from our Annual Report on Form 20-F/A, as filed with the United States Securities and Exchange Commission on July 9, 2004. The effective date of this report is July 30, 2004.

Forward-Looking Statements

Except for historical information, the Management’s Discussion and Analysis may contain forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance or achievements to be material different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

Description of Business

We are in the business of seeking and identifying suitable business opportunities or business combinations.

Results of Operations

Quarter Ended May 31, 2004

Our net loss for the quarter ended May 31, 2004 was $14,032 which was $0.00 per share. This loss compares to a loss of $20,011 for the quarter ended May 31, 2003 which was $0.00 per share. Expenses incurred in the quarter as well as the comparable quarter in 2003 were primarily those required to maintain our continuous disclosure requirements as a public company while we seeks and identify a suitable business opportunity or business combination .

Total assets and shareholders’ equity as at May 31, 2004 and November 30, 2003 are as follows:

	As at May 31, 2004	As at November 30, 2003

Total assets	$ 14,276	$ 314
Shareholders' equity (deficit)	(84,519)	(61,851)

Year Ended November 30, 2003

For the year ended November 30, 2003, we incurred net losses of $27,840. For the year ended November 30, 2002, we incurred net losses of $261,950 and for the year ended November 30, 2001, we incurred losses of $489,432. We did not generate any revenues for the years ended November 30, 2003, 2002 and 2001. As we do not presently have an operating business which we can pursue, our management is seeking to either identify a suitable business opportunity or enter into a suitable business combination. Our management does not believe that we will be able to generate revenues without identifying and completing the acquisition of a suitable business opportunity. In addition, if we are unable to identify a suitable business opportunity, our shareholders will not realize a return on their investment in our company, and there will be no market for our common shares.

We will continue to seek a new business opportunity. Once a business opportunity has been identified, we will investigate and evaluate the business opportunity. In selecting a suitable business opportunity, management intends to focus on the potential for future profits and strength of current operating management of the business opportunity. Management believes that the greatest potential lies in resource based companies. Nevertheless, this shall not preclude any other category of business or industry to be investigated and evaluated by us as opportunities arise.

We will conduct our own investigation to identify an appropriate business opportunity. We will seek a potential business opportunity from all known sources but will rely principally upon personal contacts of our officers and directors, as well as indirect associations between them and other business and professional people.

Selected Annual Information

The following are highlights of selected audited financial data for our most recently completed three financial years:

	Nov. 30, 2003	Nov. 30, 2002	Nov. 30, 2001
Loss before extraordinary items	$ 27,840	$ 261,950	$489,432
Net Loss	$ 27,840	$ 261,950	$489,432
Loss per Share	$ 0.02	$ 0.05	$ 0.13
Total Assets	$ 314	$ 3,435	$ 43,146
Total Liabilities	$ 62,165	$ 37,446	$ 32,226
Working Capital (Deficiency)	($ 61,851)	($ 34,011)	$ 10,920

Summary of Quarterly Results

The following are highlights of selected unaudited financial data for our most recently completed eight quarterly periods:

	2004		2003				2002

Period ended	May 31 Q2	Feb 29 Q1	Nov 30 Q4	Aug. 31 Q3	May 31 Q2	Feb. 28 Q1	Nov. 30 Q4	Aug. 31 Q3

Total Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (loss)	(14,032)	(8,636)	(27,840)	($ 4,430)	($ 20,011)	($ 732)	($ 261,950)	($ 9,115)
before
discontinued
operations and
extraordinary
items
Basic per share	(0.00)	(0.01)	(0.01)	(0.001	(0.00)	(0.01)	(0.05)	(0.002)
Diluted per share	(0.00)	(0.01)	(0.01)	(0.001	(0.00)	(0.01)	(0.05)	(0.002)
Net income (loss)	(14,032)	(8,636)	(27,840)	($ 4,430)	($ 20,011)	($ 732)	($ 261,950)	($ 9,115)
Basic per share	(0.00)	(0.01)	(0.01)	(0.001	(0.00)	(0.01)	(0.05)	(0.002)
Diluted per share	(0.00)	(0.01)	(0.01)	(0.001	(0.00)	(0.01)	(0.05)	(0.002)

Liquidity and Capital Resources

As at May 30, 2004

During the six month period ended May 30, 2004, we spent $22,661 on operations. One of our directors advanced $25,000 to us during the period, thereby increasing our cash position from $222 at November 30, 2003 to $12,538 at May 30, 2004. The operating expenses for the six month period ended May 30, 2004 of $22,661 consisted primarily of professional fees (accounting, administration and legal) of $10,894 and transfer agent and regulatory fees of $8,382. At May 30, 2004 we had a working capital deficiency of ($84,069). We require additional funds to fund our ongoing operations. To date, our primary source of funds has been the sale of our common stock.

We are actively seeking business opportunities and if warranted, expenses will be incurred as part of the due diligence process. If an acquisition agreement is concluded in fiscal 2004, it is possible that additional professional, filing and due diligence costs will be incurred and that we may seek additional financing to fund future business ventures.

We do not presently have any material commitments for capital expenditures. There are no assurances that we will be able to obtain further funds as may be required for our continued operations. We are pursuing various financing alternatives to meet our immediate and long-term financial requirements, which we anticipate will consist of further private placements of equity securities, advances from related parties or shareholder loans. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will not be able to meet our other obligations as they become due and we will be forced to scale down or perhaps even cease our operations.

As at November 30, 2003

During the year ended November 30, 2003, we spent $2,457 on operations and had no cash outflows from investing and financing activities, thereby decreasing our cash position from $2,679 at November 30, 2002 to $222 at November 30, 2003. The normal operating expenses for the year ended November 30, 2003 of $27,824 consisted of professional fees (accounting, administration and legal) of $17,509, transfer agent and regulatory fees of $6,277 and office and miscellaneous fees of $3,493.

As at November 30, 2002

During the year ended November 30, 2002, we spent $62,776 on operations and had cash inflows of $23,715 from investing and financing activities, thereby decreasing our cash position from $41,740 at November 30, 2001 to $2,679 at November 30, 2002. The normal operating expenses for the year ended November 30, 2002 of $70,206 consisted of professional fees (accounting, administration and legal) of $44,751, transfer agent and regulatory fees of $7,521 and office and miscellaneous of $7,281.

Related Party Transactions

During the six month period ended May, 2004, one of our directors advanced $25,000 to us. The advance is unsecured, non-interest bearing and has no specific terms of repayment.

During the year ended November 30, 2003, we paid ASI Accounting Services Inc. fees totaling $7,778 (comprised of $4,778 in accounting fees and general administration fees and $3,000 in rent). Between December 1, 2003 and March 31, 2004, we paid or accrued ASI Accounting Services Inc. fees totaling $2,500 for accounting fees and general administration fees. Ron Schmitz, our former President and director, is also the President of ASI Accounting Services Inc.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex.

The key elements and assumptions that we have made under these principles and their impact on the amounts reported in the consolidated financial statements remain substantially unchanged from those described in our 2003 audited consolidated financial statements. We have not had any changes in the accounting policies in the current period.

See Note 2 to our annual financial statements for our Significant Accounting Policies.

Financial Instruments

Our financial instruments consist of cash, accounts receivable, accounts payable, accrued liabilities and amounts due to related parties. The amounts due to related parties are interest-free. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our financial instruments and that their fair values approximate their carrying values unless otherwise noted.

13

Disclosure for venture issuer without significant revenue

We have not had significant revenue from operations in either of our last two financial years. The following table is a breakdown of the material components listed for the two most recently completed financial years and for the three month period ended May 31, 2004:

	Period Ended May 31, 2004	Year Ended November 31 2003	Year Ended November 31, 2002

Capitalized or expensed exploration and development costs	Nil	Nil	Nil
Expensed research and development costs	Nil	Nil	Nil
Deferred development costs	Nil	Nil	Nil
General and Administration expenses	$14,025	$27,824	$ 70,206
Material costs, whether capitalized, deferred or expenses, not	$ 7.00	$ 16.00	$191,744
referred to in the above

Outstanding Share Data at July 26, 2004

Our shares are quoted for trading on the NASD’s over-the-counter bulletin board in the United States.

Class of shares	Par Value	Number Authorized	Number issued
Common	No Par Value	75,000,000	6,058,256
Preferred	No Par Value	25,000,000	Nil

We have the following options and warrants outstanding:

Type	Number of Shares	Exercise Price	Expiry Date
Options	50,000	US$0.15	June 26, 2011
Warrants	5,000,000	$0.10	June 18, 2007

Additional Information

Additional information relating to us is available on SEDAR at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon
Richard Coglon, President
Date: August 4, 2004